ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 21, 2021	Keith MacLeod T: 617-951-7475 Keith.MacLeod@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Flexible Emerging Markets Income Fund

File Nos. 333-254586 and 811-23648

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on May 27, 2021 on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) relating to the common shares of beneficial interest of PIMCO Flexible Emerging Markets Income Fund (the “Fund”), which was filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2021, and with respect to your feedback regarding the Fund’s comment response letter (the “First Comment Response Letter”), which was filed with the SEC on May 14, 2021 to respond to comments received from you on April 21, 2021 on the Fund’s initial Form N-2 filing. The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS

1.

Comment: The third paragraph under “Portfolio Contents” states that PIMCO has broad discretion to identify “emerging markets.” We believe that Rule 35d-1(a)(3)(ii) under the Investment Company Act of 1940, as amended (the “1940 Act”), applies to the name of a fund including “emerging market” and the Rule requires disclosure of specific criteria used to select investments. Accordingly:

a.

In the following sentence, please revise the language to remove “but not limited to”: “For example, the Fund will generally consider a country to be an emerging market country based on a number of factors including, but not limited to, if the country is classified as an emerging or developing economy by any supranational organization such as the World Bank or the United Nations, or related entities, or if the country is considered an emerging market country for purposes of constructing emerging markets indices.”

Response: The Fund will make the requested change. Please see below.

b.

In the same sentence, please select either classification by a supranational organization or inclusion in an emerging market index. If the Fund selects the former, please identify a specific supranational organization used for this purpose. If the Fund selects the latter, please identify a specific emerging market index used for this purpose.

Response: Solely for the purpose of having the Registration Statement declared effective, the Fund will revise the noted disclosure as follows:

For example, the Fund will generally consider a country to be an emerging market country based on a number of factors including~~, but not limited to,~~ if the country is classified as an emerging or developing economy by ~~any supranational organization such as~~ the World Bank ~~or the United Nations, or related entities,~~ or if the country is considered an emerging market country for purposes of constructing certain emerging markets indices.

With respect to the emerging market indices referenced in the above disclosure, the Fund intends to consider the classifications utilized by the three J.P. Morgan flagship emerging market indices, the J.P. Morgan Emerging Market Bond Index, J.P. Morgan Government Bond Index-Emerging Markets and J.P. Morgan Corporate Emerging Markets Bond Index.

2.

Comment: The sixth paragraph under “Portfolio Contents” states that “the Fund may invest in, originate and/or securitize loans.” Please disclose here, as you do in the Securitization Risk factor, that securitization will occur through securitization vehicles and please define this term. Also, please disclose any overlap between the Fund and a Securitization Vehicle such as common officers or directors or a collateral manager affiliated with PIMCO.

Response: The Fund no longer currently intends to securitize its assets as a principal investment strategy and has therefore removed the related disclosure from the Registration Statement.

3.

Comment: The second paragraph under “Portfolio Contents” states that the Fund “may invest in securitization risk retention tranches in its capacity as a sponsor of the relevant securitizations, and/or in the capacity of a third-party purchaser with respect to securitizations sponsored by others.” Please explain how the Fund will comply with Section 17(a) of the 1940 Act when buying securities from an SPE which it sponsors or is otherwise affiliated, including buying risk retention tranches.

Response: The Fund no longer currently intends to securitize its assets as a principal investment strategy. To the extent that the Fund and an SPE are otherwise affiliated, the Fund could rely on either Rule 17a-3 (to the extent that the SPE is a fully owned subsidiary of the Fund) and/or Rule 17a-6 (to the extent that the Fund and the SPE are portfolio affiliates) under the 1940 Act to exempt any transaction directly between the Fund and the SPE with which it is affiliated that would otherwise be prohibited by Section 17(a) from the provisions thereof.

4.

 Comment: In reference to the fourth paragraph under “Portfolio Contents,” please explain how a security is “economically tied” to an emerging market country based on the currency of settlement of the security being a currency of an emerging market country and how a derivative is “economically tied” to an emerging market country based on the currency of an emerging market country being the underlying asset of the derivative. The Staff believes that Rule 35d-1(a)(3)(ii) under the 1940 Act applies to the term “emerging market” in a fund’s name.

Response: The value of an emerging market currency and, therefore, the value of a security which settles in such currency can be affected by changes in an emerging market’s interest rates, rates of inflation, balance of payments and governmental surpluses or deficits, intervention (or the failure to intervene) by an emerging market government or central bank, and the imposition of currency controls or other political developments in an emerging market. Please see, for example, “Currency Risk” in the Prospectus.

5.

Comment: In the fourth paragraph under “Portfolio Contents,” please add the word “physical” before “collateral” in the following language: “for an asset-backed or other collateralized security, the country in which the collateral backing the security is located is an emerging market country.” Please also disclose the criteria used to determine how to categorize the location of collateral when the collateral is not physical.

Response: The Fund utilizes classification information published by Bloomberg, a third-party vendor relied upon by many industry participants. The Fund believes the current level of disclosure is appropriate.

6.

Comment: In reference to the fourth paragraph under “Portfolio Contents,” please explain how the “country of risk” of the issuer’s ultimate parent being an emerging market country establishes that the issuer’s country of exposure is an emerging market country.

Response: The Fund notes that this is one factor considered. This factor may be relevant because developments in the country of risk of an issuer’s ultimate parent may have a bearing on the credit quality and risks of the issuer and the value of the securities it issues.

7.

Comment: In the fourth paragraph under “Portfolio Contents,” regarding the use of “(i) management location; (ii) country of primary listing; (iii) sales or revenue attributable to the country; and (iv) reporting currency of the issuer” to establish the “country of risk,” please:

a.	Clarify whether “management location” refers to headquarters.

Response: The Fund will revise the noted disclosure as follows:

(i) management location (the location of key issuer leaders such as the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and/or General Counsel);

b.	Clarify whether “primary listing” refers to exchange listing.

Response: The Fund will revise the noted disclosure as follows:

(ii) country of primary listing (the country of the exchange on which an issuer’s primary class of common stock is listed);

c.	Specify what percentage of sales or revenue must be attributable to the country (please refer to footnote 26 in the adopting release for Rule 35d-1).

Response: The Fund considers sales and revenue as one factor, rather than requiring a minimum percentage of an issuer’s sales or revenue to be attributable to the country. The Fund notes that footnote 26 in the adopting release for Rule 35d-1 states the Staff’s expectation for at least a 50% proportion only where “an investment company uses a criterion that requires qualifying investments to be in issuers that derive a specified proportion of their revenues or profits from goods produced or sold, investments made, or services performed in the applicable country or region.” The Fund does not use a criterion that requires a specified proportion of revenues or profits.

d.	Clarify what “reporting currency” refers to.

Response: The Fund will revise the noted disclosure as follows:

(iv) reporting currency of the issuer (the currency used to report financial information in an issuer’s financial statements).

8.

Comment: Regarding the sentence, “The Fund uses the term ‘securitize’ to describe a strategy under which a company (sometimes referred to as an ‘originator’ or ‘sponsor’) transfers income-producing assets to a single-purpose, bankruptcy-remote subsidiary …”, please clarify that the “company” could be the Fund or a third-party sponsor.

Response: Please see the response to Comment #2 above.

9.

Comment: Please explain to us what percentage of the Fund’s assets will be in SPEs and any upper limits on this amount. If the “chief part” of the Fund’s business, as defined in Rule 140 under the Securities Act of 1933, as amended (the “Securities Act”), will be investing in an SPE, then please:

a.	Confirm that the Fund will be engaged in the “distribution” of any securities issued by the SPE (please refer to Rule 140 and FBC Conduit Trust 1 (publicly available October 6, 1987)).

b.	Please disclose that the Fund will be the distributor of the securities issued by the SPE.

c.	Please disclose that the Fund will comply with all requirements related to being engaged in such distribution, including co-registering securities issued by the SPE.

Response: It has been interpreted by the Staff in FBC Conduit Trust 1 that the term “chief” as used in Rule 140 under the Securities Act indicates an investment of greater than 45% of a person’s assets in a particular issuer. The amount of the Fund’s assets that will be invested in an SPE sponsored by a third party may vary over time consistent with the Fund’s flexible allocation strategy. However, the Fund does not expect in any event that its investment in any one such SPE will exceed 45% of the Fund’s assets.

10.

Comment: Regarding the sentence that “the SPE may issue the notes in the capital markets either publicly or privately to a variety of investors,” please explain how the SPE would conduct public and private offerings of the notes, including what kind of registration statement it would file, whether the notes would be rated and whether there would be an underwriter.

Response: Please see the response to Comment #2 above.

11.

Comment: The last paragraph in the “Investment Manager” section discloses the terms of a fee waiver agreement between the Fund and PIMCO. If PIMCO has a way to recoup the management fees waived under this agreement, please disclose that ability to recoup and briefly describe its terms.

Response: PIMCO will not have an ability to recoup the management fees waived under the terms of the contemplated fee waiver agreement. PIMCO also intends to enter into an expense limitation agreement with the Fund, which would permit recoupment. The terms of the expense limitation agreement, including the ability to recoup, will be described in the Registration Statement.

12.

Comment: The first sentence of Securitization Risk states that the Fund may securitize its assets. Please disclose if securities issued by a Securitization Vehicle are recourse to the Fund and, if so, the corresponding risks.

Response: Please see the response to Comment #2 above.

13.

Comment: In the first paragraph of Securitization Risk, please clarify the nature of the equity interests in Securitization Vehicles. Does the reference in this sentence “to equity interest” refer to ownership of the Securitization Vehicle or to an equity tranche of debt issued by the Securitization Vehicle? Is this different from the “common or preferred shares” discussed later in the paragraph? Please clarify the disclosure throughout.

Response: Please see the response to Comment #2 above.

14.	Comment: Please file as an exhibit to the Registration Statement any risk retention agreement, which the Staff believes would be a material contract.

Response: The Fund is not currently a party to any such risk retention agreement. To the extent that the Fund enters into a material contract with respect to risk retention, the Fund will file such a contract as an exhibit to the Registration Statement as required by Form N-2.

15.

Comment: In the section on “Sales at Net Asset Value,” the Fund discloses that an initial sales charge may not be charged to “purchases made through wrap accounts or certain types of group omnibus plans sponsored by employers, professional or charitable organizations.” Please identify this class more specifically.

Response: The Fund will move into the Prospectus the following disclosure it currently provides in the SAI:

Sales at Net Asset Value. In addition to the programs summarized above, Class A-2 and Class A-4 Common Shares, which are available for purchase only through a broker-dealer or other financial firm, may be sold at NAV without an initial sales charge to certain types of accounts or account holders, including: current or former Trustees, officers and employees of the Fund or PIMCO, and by directors, officers and current or former employees of the Distributor or certain of PIMCO’s affiliates if the account was established while employed; ~~purchases made~~ participants investing through accounts known as “wrap accounts” ~~or~~ established with broker-dealers approved by the Distributor where such broker-dealers are paid a single, inclusive fee for brokerage and investment management services; trustees or other fiduciaries purchasing shares through certain ~~types of~~ group omnibus plans (such as 401(k), 403(b), Health Savings Accounts, 457, Profit Sharing/Keogh, Money Purchase Pension and Defined Benefit; not including individual participant directed accounts (i.e., accounts listed in the Fund’s records as for the benefit of a named individual), SEP-IRAs, SIMPLE IRAs, SARSEP IRAs and 403(b)7 custodial accounts) sponsored by employers, professional organizations or associations, or charitable organizations that qualify for 501(c)(3) status under the Internal Revenue Code; investors engaging in certain transactions related to IRAs or other qualified retirement plan accounts; retirement plans that are maintained or sponsored by financial firms, provided the financial firms have entered into an agreement with the Distributor related to such plans; investors making certain purchases following the announcement of a Fund or share class liquidation; and any other person for which the Distributor determines that there will be minimal cost borne by the Distributor associated with the sale. Please see the SAI for additional details.

16.	Comment: In the section on “Reductions and Waivers of Initial Sales Charges and EWCs,” in the second paragraph, please address the below comments.

a.

Comment: Please provide more disclosure to identify who qualifies for a “hardship” for which the EWC may be reduced or waived. We do not believe that the current language adequately identifies the class of persons eligible for such a hardship waiver or reduction.

b.

Comment: Please revise the language that states that whether the shareholder can demonstrate hardship and whether there will be minimal cost associated with the repurchase shall be determined in the “sole discretion” of the Distributor. PIMCO’s multi-class exemptive order requires compliance with Rule 22d-1 under the 1940 Act, paragraph (a) of which states that any scheduled variations must be applied uniformly to all offerees in the class specified. To comply with Rule 22d-1(a), the Distributor cannot use discretion within a class.

Response: The Fund will revise the noted disclosure as follows:

WCs on Class A-2 and Class A-4 Common Shares may be reduced or waived for repurchases where the shareholder can demonstrate hardship~~, which shall be determined in the sole discretion of the Distributor,~~ and there will be minimal cost borne by the Distributor associated with the repurchase~~, which shall be determined in the sole discretion of the Distributor~~. What qualifies as “hardship” and “minimal cost” borne by the Distributor will be determined in the sole discretion of the Distributor. The Distributor generally follows how Internal Revenue Service regulations classify “hardship” – a financial hardship may occur when an individual has an immediate and heavy financial need and the money to be withdrawn from the shareholder’s account is necessary to meet that need.

In addition, investors will not be subject to EWCs for certain transactions where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer.

17.

Comment: Given that the response to comment #28 in the First Comment Response Letter states that the Fund confirms that it will not offer shares through any financial intermediary pursuant to intermediary-specific sales charge waivers, discounts and/or breakpoints required to be disclosed unless and until the Fund files an applicable appendix to the Prospectus, please disclose in “Shares Purchased or Held Through Financial Intermediaries” that there are currently no intermediary-specific waivers or discounts offered.

Response: The Fund will add the following disclosure:

The Fund’s sales charge waivers and discounts disclosed in this prospectus are available for qualifying purchases and are generally available through financial firms. The availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares. ~~Please contact your financial firm for more information regarding applicable sales charge waivers, discounts and/or breakpoints available to you and the financial firm’s related policies and procedures.~~ There are currently no sales charge waivers, discounts and/or breakpoints available through any specific financial intermediary required to be disclosed by the Fund. Any such sales charge waivers, discounts and/or breakpoints will be set forth in an appendix to this prospectus.

PART C – OTHER INFORMATION

Item 34. Undertakings

18.

Comment: Please insert the undertaking set forth in Item 34.4 of Form N-2. See Rule 430C(d) under the Securities Act, which requires issuers using paragraph (a) of Rule 430C to include the Item 34.4 undertaking.

Response: The Fund will insert the undertaking set forth in Item 34.4.

FLEXIBLE EMERGING MARKETS INCOME FUND SEC COMMENT RESPONSE LETTER #1

19.	Comment: Regarding Comment #6(c), please file the investment advisory contract between a Subsidiary and its investment adviser rather than the form of such contract.

Response: The Fund will file the executed investment advisory contract between a Subsidiary and its investment adviser once available.

20.

Comment: In Comment #6(d)’s response, please revise the language “will be presented in the Fund’s Prospectus fee table in a manner consistent with the requirements set forth in Form N-2” to use the language in the comment, i.e., that a Subsidiary’s management fee will be included in the “Management Fee” line item of the fee table and a Subsidiary’s expenses will be included in the “Other Expenses” line item of the fee table.

Response: The Fund confirms that a Subsidiary’s management fee will be included in the “Management Fee” line item of the fee table and a Subsidiary’s expenses will be included in the “Other Expenses” line item of the fee table as required by Form N-2.

21.	Comment: The Staff notes Comment #17 and asks the Fund to consider whether any further summarization of the Fund’s principal risks in the Prospectus Summary is possible.

Response: The Fund has considered its disclosure and continues to believe that the disclosure of the Fund’s principal risks in the Prospectus Summary provides an appropriate summary and is helpful to convey the nature of the risks that come with the Fund’s disclosed “flexible asset allocation strategy.”

22.

Comment: In response to Comment #20 please disclose that not only borrowings and senior securities of Securitization Vehicles that are consolidated with the Fund but also borrowings and senior securities of Securitization Vehicles that are wholly owned or primarily controlled by the Fund each will be treated on an aggregate basis with the Fund’s borrowings and senior securities to determine compliance with Section 18 of the 1940 Act.

Response: Please see the response to Comment #2 above.

23.

Comment: In response #20, please explain how separately collateralized classes of notes issued by one Securitization Vehicle and notes issued by multiple Securitization Vehicles are consistent with Section 18(c) of the 1940 Act.

Response: Please see the response to Comment #2 above.

24.

Comment: The Staff updates Comment #21 in the First Comment Response Letter so that it applies to not only any Securitization Vehicle that is wholly owned by the Fund but also any Securitization Vehicle that is primarily controlled by the Fund.

Response: Please see the response to Comment #2 above.

25.

Comment: Please revise the response to Comment #21(a), as, in the Staff’s view, a collateral manager must comply with Section 15 of the 1940 Act as an adviser to the Fund and a Section 15-compliant advisory contract for managing the Securitization Vehicle’s assets must be filed as an exhibit to the Registration Statement (please refer to Section 48(a) of the 1940 Act).

Response: Please see the response to Comment #2 above.

26.

Comment: Please clarify the Fund’s response to Comment #21(e) to state that a Securitization Vehicle will maintain its books and records in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: Please see the response to Comment #2 above.

27.

Comment: Disclosure on page 13 of the Prospectus indicates that the Fund will transfer income-producing assets, including various types of loans, to a Securitization Vehicle which would issue notes either publicly or privately and the Fund would expect to retain all or a portion of the equity in the Securitization Vehicle. From this disclosure it appears that the Securitization Vehicle will be treated as an investment company under ASC 946 and the assets in the Securitization Vehicle would be fair valued. Please either confirm that this is correct or explain how the Securitization Vehicle will be treated. To the extent the Fund retains control of the equity in the Securitization Vehicle, is there a scenario in which the Fund will not consolidate the wholly owned or controlled Securitization Vehicle with the Fund’s financial statements? Please also confirm the Fund will comply with the disclosure requirements of Rules 3-09 and 4-08(g) of Regulation S-X with respect to any unconsolidated subsidiaries.

Response: Please see the response to Comment #2 above.

28.

Comment: The Staff repeats Comment #32 and disagrees with the Fund’s view that private activity municipal debt issued by a non-governmental entity is the only type that the Fund should look through for purposes of its concentration policy. The Staff notes that municipal debt issued by a governmental entity can, if secured by an interest in property used for a private business or if payment is derived from payments received in respect of the property being used privately, still have credit risk.

Response: As an initial matter, given the Fund’s anticipated investment exposure, including its 80% policy as disclosed in the Registration Statement, the Fund’s investment in municipal securities, if any, is currently expected to be small. Additionally, the Fund respectfully disagrees with the Staff’s position and notes that the SEC has previously indicated that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry” (emphasis added).1 In doing so, it did not distinguish between the purposes of such debt. Further, the Fund notes that the industry concentration test was not intended to track credit risk (for example, U.S. Government securities also have some degree of credit risk but are excluded from the industry concentration test).

To the extent that the Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy. This approach is consistent with the Fund’s disclosures regarding the treatment of municipal bonds for purposes of the Fund’s industry concentration restrictions (i.e., the Fund discloses that “tax-exempt municipal bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities and repurchase agreements collateralized by any of the foregoing obligations are not subject to the Fund’s industry concentration policy”).

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (617) 951-7475 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Keith MacLeod

Keith MacLeod

cc: Wu-Kwan Kit, Esq.

 Timothy Bekkers, Esq.

 David C. Sullivan, Esq.

 Nathan Briggs, Esq.

 Maren Eisenmesser, Esq.

1 See Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977).